

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 25, 2008

Mr. Stephen B. Schneer
Chief Executive Officer
Develocap, Inc.
488 Madison Avenue, Suite 1100
New York, NY 10022

> **Re:**   **Develocap, Inc.**
> **Amendment No. 1 to Form S-1**
> **Filed September 19, 2008**
> **File No. 333-152853**

Dear Mr. Schneer:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment two in our letter dated September 4, 2008, and we re-issue our comment. The notice you filed as an attachment to your response letter dated September 18, 2008 does not comply with the requirements of Schedule 14C, and no Schedule 14C has been publicly filed on EDGAR. See Schedule 14C (Regulation § 240.14c-101). Please revise your information statement to comply with Schedule 14C and file such statement on EDGAR.

Selling Stockholders, page 13

2. We note the revised disclosure in response to comment five in our letter dated September 4, 2008. Please revise the footnotes to clarify which disclosure relates to footnote six in the chart. Further, please include in footnote six the table and related disclosure you reference for footnote six in your response letter dated September 18, 2008.

Determination of Offering Price, page 15

3.　　We note that you revised this section to update that the offering price has been changed to $.10. However, no additional revisions were made to the related disclosure regarding how this price was determined. In this regard, we note that $.10 is no longer "the nearest full cent to the price paid by…shareholders." As the offering price is now substantially higher than the price paid by your shareholders, please revise this section to describe the various factors considered in determining such offering price.

Stock Option Plan, page 22

4.　　In the first sentence of the second paragraph, the company states that management has issued "225,806 17,500,000 options under the plan…." Please revise to correct this typographical error.

*　　*　　*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comments.

You may contact Jay Knight, Attorney-Adviser, at (202) 551-3370 or me at (202) 551-3257 with any questions.

Sincerely,

/s/ Celeste Murphy

Celeste Murphy
Legal Branch Chief

cc:　　by facsimile to (212) 644-6498
　　　Gary B. Wolff, Esq.